EXHIBIT 99.1

Caledonia Mining Corporation Plc Appointment of Dana Roets as a Director

ST HELIER, Jersey, Jan. 20, 2022 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) ("Caledonia" or the "Company”) announces that it has appointed Dana Roets to the board with immediate effect.

Dana has been the Chief Operating Officer at Caledonia since 2013 and will continue in this role following his appointment to the board. He is a qualified engineer with over 34 years of operational and managerial experience in the South African gold and platinum industries. Dana has held various operational roles from being an underground miner to becoming Vice President and Head of Operations at Kloof Gold Mine.

Leigh Wilson, Chairman, commented:

“I am delighted to welcome our colleague Dana onto the board. He is a highly respected professional engineer with a long track-record in the mining industry. His contribution to Caledonia as Chief Operating Officer over the last 9 years has been outstanding - in particular, his contribution to the successful implementation of the Central Shaft project at Blanket Mine: Dana was responsible for this project from its initial design stage in late 2014 to its commissioning in March 2021. Over this period, Blanket’s production has increased by over 60 per cent from less than 42,000 ounces of gold in 2014 to over 67,000 ounces of gold in 2021. Following the successful completion of the Central Shaft, we anticipate production at Blanket Mine increasing further to approximately 80,000 ounces of gold per annum from 2022 onwards1.

“Under Dana’s leadership, Caledonia’s technical team has been substantially strengthened which puts us in a good position to embark on new projects which I expect will be an integral part in achieving the board’s strategic vision for the Company to become a multi-asset gold producer.”

Commenting on his appointment as a director of Caledonia, Mr Roets said:

“I am very excited to be appointed to the board at such a transformational time for the Company and to become more closely involved with the strategic decision-making process, especially in the Company’s transition into a multi-asset gold producer. I will continue in my capacity of Chief Operating Officer to oversee the operational team as we continue to strengthen and grow the business.”

Appendix 1 - current and previous directorships of Mr Roets and other matters required to be notified in accordance with paragraph (g) of Schedule 2 to the AIM Rules

The names of all companies of which Mr Roets has been a director at any time in the previous five years are set out below:

Company	Status
Blanket Mine (1983) (Private) Limited	Current
Kuduberry Investment (PTY) LTD	Current
Bravoplex 467 CC	Current

Mr Roets’ full name is Dana Roets. He is 59 years old.

Mr Roets does not presently hold shares or share options in the Company. He holds 15,966 performance units (“PUs”) awarded under the Company’s 2015 Omnibus Equity Incentive Compensation Plan (consisting of 10,436 PUs awarded in January 2020 and 5,530 PUs awarded in January 2021) which, upon vesting on the third anniversary of award, may settle in cash, shares or a combination of both.

There are no other matters which are required to be announced pursuant to paragraph (g) of Schedule 2 to the AIM Rules.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751
Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 772802131

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

1 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR on May 26, 2021. Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.